NYSE
AN ICE EXCHANGE

March 31, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Dime Community Bancshares, Inc., under the Exchange Act of 1934:

- Common Stock, par value $0.01 per share
- Preferred Stock, Series A, $0.01 Par Value
- 9.000% Subordinated Notes, $25.00 Par Value

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com